Contatta

nicolasverderosa@gmail.com

www.linkedin.com/in/nicolas-verderosa-289aab80 (LinkedIn)
ruralis.com/ (Company)

Competenze principali

Business development
Project management
Data Analysis

Languages

Spanish (Professional Working)
Italian (Native or Bilingual)
English (Full Professional)
French (Elementary)

Nicolas Verderosa

CEO at Ruralis.com | Forbes U30
Sant'Angelo dei Lombardi, Campania, Italia

Riepilogo

At Ruralis, we manage rural properties and revolutionize tourism by providing property owners with innovative digital solutions, driving economic revitalization and preserving cultural heritage. Our efforts connect travelers to Italy's hidden gems, promoting authentic experiences.

From bootstrap entrepreneur to CEO, my journey has been driven by a passion for sustainable development and empowering marginalized areas. Every strategic reinvestment in Ruralis reflects this commitment, elevating our company's value while creating a lasting impact on rural economies and the tourism industry.

Esperienza

Ruralis

5 anni 9 mesi

CEO

febbraio 2022 - Present (3 anni 2 mesi)
Italy, Irpinia

Ruralis revolutionizes rural travel by empowering property owners with intuitive digital tools and modern knowledge to manage vacation rentals effortlessly. Our approach strikes a perfect balance: enhancing tourism in overlooked areas while offering travelers unique, culturally immersive experiences.
By bridging technological gaps, we harness the potential of marginalized communities, revitalizing local economies and fostering sustainable growth.

Bootstrapping

luglio 2019 - gennaio 2022 (2 anni 7 mesi)
Europe

With nothing but a big entrepreneurial dream and zero initial capital, I embarked on a journey to build a business centered around travel services. Starting with study trip packages for students eager to live with host families and learn new languages, I gradually expanded my offerings. From daily excursions like trekking and wine tasting to full travel packages for international visitors looking to explore Irpinia, I focused on delivering unique, authentic experiences.

Every euro earned was strategically reinvested into the business, laying the foundation for what eventually became Ruralis.com—a company dedicated to empower rural economies with meaningful and sustainable tourism.

Lisar USA Corp.
Accountant
aprile 2018 - luglio 2019 (1 anno 4 mesi)
Greater New York City Area

- Managed and maintained financial records and reports, ensuring compliance with
accounting principles and regulatory standards.
- Prepared and analyzed financial statements, including balance sheets, income
statements, and cash flow statements.
- Assisted in budget preparation and forecasting for future financial performance.
- Identified and resolved discrepancies in financial data, providing financial guidance
and support to management and other departments.

St. George's The British International School
Project Manager
gennaio 2015 - gennaio 2018 (3 anni 1 mese)
Worthing, England

- Developed and managed project plans, timelines, and budgets to ensure successful
delivery of projects within scope, time and budget constraints.
- Coordinated with cross-functional teams including administrative, design, marketing,
and operations to ensure project deliverables met quality standards and business
objectives.
- Managed and resolved project issues and risks, and implemented corrective actions
to maintain project progression.
- Provided regular project status updates and reports to stakeholders, and developed

and presented project presentations to management and clients.

FIGC - Federazione Italiana Giuoco Calcio
Soccer Referee
gennaio 2014 - gennaio 2018 (4 anni 1 mese)
Milan Area, Italy

- Officiated soccer matches at various levels of competition, enforced rules and made on-field decisions in a timely and impartial manner.
- Communicated effectively with players, coaches, and other officials to ensure smooth game flow and player safety.
- Prepared for and participated in pre-game and post-game meetings, and maintained accurate records of match events.
- Continuously developed and updated knowledge of soccer rules, regulations and new technologies to improve performance as a referee.

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Formazione

EU Business School
Master of Business Administration - MBA , Entrepreneurship/Entrepreneurial Studies · (2019 - 2020)

University of Roehampton
Master of Science - MSc, International Management · (2019 - 2021)

UCAM Universidad Cat��lica San Antonio de Murcia
Master of Business Administration - MBA In
Entrepreneurship , Entrepreneurship/Entrepreneurial Studies · (2019 - 2020)

Università degli Studi di Milano-Bicocca
Bachelor's degree, Business and Economics · (2015 - 2018)

Universidad Carlos III de Madrid
Bachelor's degree, Business and Economics · (2017 - 2018)